UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                     THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                 -----------------------------------------------


                                  Frezer, Inc.
                                  ------------
                (Name of Registrant as Specified in its Charter)


           Nevada                     0-51336                 20-2777600
           ------                     -------                 ----------
(State or Other Jurisdiction  (Commission File Number)      (IRS Employer
     of Incorporation)                                    Identification No.)


                                190 Lakeview Way
                            Vero Beach, Florida 32963
                            -------------------------
                     (Address of principal executive office)


                                 (772) 231-7544
                                 --------------
                         (Registrant's telephone number)

                -----------------------------------------------

                                  March 2, 2009

                                  Frezer, Inc.
                                  ------------
                                190 Lakeview Way
                            Vero Beach, Florida 32963
                                 (772) 231-7544

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                 SCHEDULE 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                  March 2, 2009


                       INTRODUCTION AND CHANGE OF CONTROL

     This Information Statement (this "Information Statement"), is being furnished to all holders of record of common stock, par value $0.001 per share (the "Common Stock"), of Frezer, Inc., a Nevada corporation ("Frezer", "we", "our" or the "Company") at the close of business on February 25, 2009 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Frezer's Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being distributed on or about March 2, 2009.

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     On March 2, 2009, KI Equity Partners IV, LLC, a Delaware limited liability company ("KI Equity"), Mr. Kevin R. Keating ("Keating"), Garisch Financial, Inc., an Illinois corporation ("GFI"), Keating Investments, LLC, a Delaware limited liability company ("Keating Investments") and BEFUT Corporation, a Nevada corporation (the "Purchaser") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which KI Equity, Keating and GFI (collectively, the "Sellers") will sell to the Purchaser, and the Purchaser will purchase from the Sellers, an aggregate of 2,176,170 shares of Common Stock (the "Shares"), which Shares represent 51% of the issued and outstanding shares of Common Stock. The aggregate purchase price for the Shares is $370,000, or approximately $0.17 per share.

     The table below sets forth the number of shares of the Company's common stock owned by each Seller as of February 25, 2009, the number of shares of the Company's common stock to be sold by each Seller under the Purchase Agreement and the number of shares of the Company's common stock that will be owned by each Seller immediately following the closing of the Purchase Agreement.


                                                                      Number of Shares of
                                                Number of Shares of    Common Stock to be
                             Number of Shares    Common Stock to be     Owned after the
                              of Common Stock      Sold under the        Closing of the
      Name of Seller          Currently Owned    Purchase Agreement    Purchase Agreement
--------------------------    ---------------    ------------------    ------------------
     Kevin R. Keating             85,000               50,402                34,598

KI Equity Partners IV, LLC       3,500,000           2,075,366             1,424,634

  Garisch Financial, Inc.         85,000               50,402                34,598


     Under the Purchase Agreement, Keating Investments agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the "Closing"). Keating Investment's obligations to indemnify are limited to a maximum payment of $75,000, and any claims for indemnity must be made prior to the expiration of nine months following the Closing.

     It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") or the date of mailing of this Information Statement to the Company's shareholders. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director of the Company will increase the size of the Board to three directors, (ii) the existing sole director and officer of the Company will resign effective upon the Closing, (iii) the existing director will appoint the designees of the Purchaser detailed below to serve as the directors of the Company, and (iv) the existing sole director will appoint Mr. Hongbo Cao to serve as the President and Chief
Executive Officer of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the "Change of Control"). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 51% of the issued and outstanding Common Stock.

     Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company to enter into share exchange agreement ("Exchange Agreement") with BEFUT International Co., Limited, a company incorporated under the laws of the British Virgin Islands ("Befut BVI"), the sole shareholder of the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of 120,899,170 shares of the Company's Common Stock to Befut BVI
("Reverse Merger Transaction"). As part of the Reverse Merger Transaction, the
Shares of Common Stock issued to the Purchaser pursuant to the Purchase
Agreement will be cancelled. Thereafter, the Company's total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction will be 122,990,000. As a result of the Reverse Merger Transaction, the Company will control, indirectly, through the Purchaser and its subsidiaries, Dalian
Befut Wire & Cable Manufacturing Co., Ltd. ("Dalian Befut"), a corporation incorporated under the laws of the People's Republic of China (the "PRC").
Dalian Befut is engaged in the production of traditional cables, including metallurgy, coal and electric power system cables and special cables, including marine cable, mine special cable, nuclear cable, and petrochemical cable in the PRC.

     Immediately following the consummation of the Reverse Merger Transaction, it is anticipated that the Company will complete a 1 for 4.07 reverse stock split of the Company's Common Stock. The stockholders of the Company will receive a separate information statement in connection with the proposed reverse stock split.

     As of February 25, 2009, the Company had 4,267,000 shares of Common Stock issued and outstanding and no shares of preferred stock, par value $0.001 per share, issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of Frezer will have the opportunity to vote with respect to the election of directors at the next annual meeting of Frezer shareholders.

                                       2

                             DIRECTORS AND OFFICERS
                         PRIOR TO THE CHANGE OF CONTROL

     The following table sets forth information regarding the Company's executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.


Name               Age   Position                           Term
----               ---   --------                           ----

Kevin R. Keating   68    President, Secretary, Treasurer,   February 22, 2007 through present
                         Chief Executive Officer, Chief
                         Financial Officer, and Director


     Kevin R. Keating has served as a director of the Company since February 22, 2007. Mr. Keating was appointed Chief Executive Officer, Chief Financial
Officer, President, Secretary and Treasurer effective February 22, 2007. Mr.
Keating is the Managing Member of Vero Management, LLC, which provides managerial, administrative, and financial consulting services to micro-cap public companies.

     For more than 40 years Mr. Keating has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First
Boston Corporation in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice
President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the
President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock
Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the investment needs of high net worth individual investors.

     Additionally, Mr. Keating currently serves as the sole officer and director of Wentworth IV, Inc., Wentworth V, Inc., Wentworth VI, Inc., Wentworth VII,
Inc., and Wentworth VIII, Inc., all of which are publicly-reporting, non-trading, shell companies.

     Mr. Keating serves as the sole officer and a director of Forex365, Inc. and Catalyst Lighting Group, Inc., each of which are public shell companies which trade on the Over-the-Counter Bulletin Board under the symbols "FRXT" and "CYSU", respectively.


                              CORPORATE GOVERNANCE

Committees of the Board of Directors

     The Board does not have any committees at this time.

     The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates' resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

                                       3

     Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company's independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a "listed company" under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

     The Board has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

     The Board does not have a compensation committee and is not required to have such a committee because the Company is not a "listed company" under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

     The Board has determined that the current directors of the Company are not "independent" directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

     There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

     The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

Meetings of the Board of Directors and Committees

     The Board took a number of actions by written consent of all of the directors during the year ended December 31, 2008. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company's by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

     To the Company's knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

                           RELATED PERSON TRANSACTIONS

     Effective February 27, 2007, the Company entered into a management agreement (the "Management Agreement") with Vero Management, LLC ("Vero"), pursuant to which Vero agreed to provide a broad range of managerial and administrative services to the Company including, but not limited to, assistance in the preparation and maintenance of the Company's financial books and records, the filing of various reports with the appropriate regulatory agencies as are required by State and Federal rules and regulations, the administration of matters relating to the Company's shareholders including responding to various information requests from shareholders as well as the preparation and distribution to shareholders of relevant Company materials, and to provide office space, corporate identity, telephone and fax services, mailing, postage and courier services. In exchange for Vero's services to the Company, the Company agreed to pay Vero a monthly fee equal to $2,000. Effective July 1, 2007, the Management Agreement was amended by the parties to reduce the monthly fee to $1,000 per month. On August 15, 2008, the Management Agreement was terminated by the Company, effective July 1, 2008. Kevin R. Keating owns and controls Vero and is also the sole officer and a director of the Company. The terms of the Management Agreement were determined based on terms which the Company believes would be available to it from third parties on an arms' length basis.

     Kevin R. Keating, the Company's sole officer and director, is the father of Timothy J. Keating, the principal member of Keating Investments. Keating Investments is the managing member of KI Equity, the Company's controlling stockholder. Timothy J. Keating is the manager of KI Equity.

     On February 22, 2007, the Company issued 3,195,000 shares of Common Stock to KI Equity for aggregate proceeds equal to $639,000. Effective as of February 22, 2007, the then existing officers and directors of the Company resigned, and Kevin R. Keating was appointed as the President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and sole director of the Company. On February 27, 2007, the Company also issued 85,000 shares of Common Stock to Kevin R. Keating, our sole officer and director, for services rendered to the Company valued at $17,000. In connection with the issuances of common stock to KI Equity and Kevin R. Keating, as described above, the Company granted to the holders of these shares certain demand and piggyback registration rights.

     On April 23, 2008, the Company borrowed $20,000 from Vero under an unsecured promissory note payable upon demand. On January 9, 2009, the Company borrowed an additional $8,750 from Vero under an unsecured promissory note payable upon demand. Each of these notes bears interest at a rate of 5% per annum, with the accrued interest being payable upon demand. The proceeds of the notes were used or will be used for working capital purposes. Vero is owned and controlled by Kevin R. Keating, the Company's sole officer and director.

     On January 9, 2009, the Company borrowed $8,750 from Keating Investments under an unsecured promissory note payable upon demand. The proceeds of the note were used or will be used for working capital purposes. The note bears interest at a rate of 5% per annum, with the accrued interest being payable upon demand. Keating Investments is the managing member of KI Equity, the Company's controlling stockholder. Timothy J. Keating is the principal member of Keating Investments and is the manager of KI Equity.

     At the Closing, Vero will receive $7,500 in consulting fees for services rendered to the Company. Kevin R. Keating owns and controls Vero and is also the sole officer and a director of the Company.

     Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company consummate the Reverse Merger Transaction, in which the Company is to issue 120,899,170 shares of Common Stock to Befut BVI, the sole stockholder of the Purchaser. As part of the Reverse Merger Transaction, the 2,176,170 shares of Common Stock issued to the Purchaser pursuant to the Purchase Agreement will be cancelled. Thereafter, the Company's total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction will be 122,990,000.

     Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

     The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

                             DIRECTORS AND OFFICERS
                           AFTER THE CHANGE OF CONTROL

     It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and following persons will be appointed as the new officers and directors of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

   Name        Age                            Title
----------     ---  ------------------------------------------------------------

Hongbo Cao     42   Chairman of the Board, Chief Executive Officer and President
Mei Yu         38   Director, Chief Financial and Accounting Officer, Treasurer
Yining Xia     47   Director
Haiyang Lu     30   Secretary


     Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

     Mr. Hongbo Cao, Chairman of the Board, Chief Executive Officer and President. Mr. Cao's has served as Chairman of Dalian Befut since December 2006. Prior to that, he was the CEO of Dalian Befut from June 2002. He was formerly the CEO of Dalian Xincheng Power Equipment Co., Ltd. from 1985 to 2002. Mr. Cao is also a director of the Purchaser and is the sole director of Befut BVI. Mr. Cao is a licensed senior economist in China. He received a Master's Degree in Political Economics from Liaoning Normal University in China in 2000 and a Bachelor's Degree in Law from Dongbei University of Finance and Economics in China in 1998.

     Ms. Mei Yu, Director and Chief Financial Officer. Ms. Yu has served as Director of Finance of Dalian Befut in China since 1997. Ms.Yu is a graduate of Dongbei University of Finance and Economics in Financial Management in 1991. She has over 17 years of experience in accounting and finance in China.


     Mr. Yining Xia, Director. Mr. Xia was previously served as Director (from
2001 to 2007) and Associate Director (from 2000 to 2001) of TIAA-CREF, one of the largest financial services companies in the United States. Prior to that, he was Assistant Vice President of Citi Group from 1999 to 2000. Mr. Xia is currently President of Allport America, Inc., a consulting firm he founded. Mr.
Xia is also a director of the Purchaser. Mr. Xia obtained his Doctor's Degree in Math from the Ohio State University in 1990 and a Master's Degree in Math from
Jilin University in China in 1986.

     Mr. Haiyang Lu, Secretary. Mr. Lu has been the head of Strategic
Development Department of Dalian Befut and CEO Assistant of Dalian Befut from
2006. Prior to that, he was Manager of Planning for Dalian Yuandian
Advertisement Co., Ltd. in 2003 and Manager of Business Planning for Dalian
Tianwei Medicine Co., Ltd. from 2004 to 2006. Mr. Lu received a Bachelor's
Degree in Marketing and Sales from Bohai University in China.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains information regarding the beneficial ownership of our Common Stock as of February 25, 2009 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of February 25, 2009, there are 4,267,000 shares of common stock issued and outstanding.


                                         Amount and Nature of      Percentage of
       Name and Address                  Beneficial Ownership          Class
       ----------------                  --------------------          -----

Kevin R. Keating (1)                            85,000                  2.0%
190 Lakeview Way
Vero Beach, Florida 32963

KI Equity Partners IV, LLC (2)                 3,500,000               82.0%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1000
Greenwood Village, Colorado 80111

All Directors and Officers as a Group           85,000                  2.0%
(1 individual)

     (1)  Kevin R. Keating is the President, Secretary, Treasurer, Chief
          Executive Officer, Chief Financial Officer and sole director of the Company.

     (2) Timothy J. Keating, the son of Kevin R. Keating, our sole officer and director, serves as the Manager of KI Equity. As Manager of KI Equity,
          Timothy J. Keating has sole investment and voting control over the shares of the Company's common stock owned by KI Equity, and accordingly, he may be deemed beneficial owner thereof.


     Immediately following the Closing and after giving effect to the Reverse
Merger Transaction, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The table also includes information, on a pro forma basis, for certain persons who will become former affiliates of the Company following the Closing and after giving effect to the Reverse Merger
Transaction. Except for the information with respect to the former affiliates, the beneficial ownership information set forth below has been provided by the Purchaser.

                                       7
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

                                                      Amount and Nature of      Percentage of
                 Name and Address                     Beneficial Ownership        Class (1)
                 ----------------                     ---------------------       ---------

BEFUT International Co., Limited (2)                       120,899,170              98.30%
c/o Hongbo Cao, Chief Executive Officer
No. 90-1 Hongji  Street  Xigang  District  Dalian,
116011, P.R. China

Hongbo Cao (3)                                             120,899,170              98.30%
No. 90-1 Hongji  Street  Xigang  District  Dalian,
116011, P.R. China

Tingmin Li (4)                                             52,564,857               42.74%
No. 90-1 Hongji  Street  Xigang  District  Dalian,
116011, P.R. China

Yining Xia (5)                                              4,205,189               3.42%
104 Briarwood Dr., W. Warren, NJ 07059

Mei Yu (6)                                                      0                   0.00%
No. 90-1 Hongji  Street  Xigang  District  Dalian,
116011, P.R. China

Haiyang Lu (7)                                                  0                   0.00%
No. 90-1 Hongji  Street  Xigang  District  Dalian,
116011, P.R. China

All Directors and Officers as a Group (8)                  120,899,170              98.30%
(4 individuals)

Former Affiliates:
------------------
Kevin R. Keating (9)                                         34,598                   *
190 Lakeview Way
Vero Beach, Florida 32963

KI Equity Partners IV, LLC (10)                             1,424,634               1.16%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1000
Greenwood Village, Colorado 80111

* less than 1%

     (1) When calculating the percentage of shares, the denominator is the number of shares of the Company's Common Stock outstanding immediately after the Closing and after giving effect to the Reverse Merger
          Transaction, namely, 122,990,000 shares of Common Stock.

     (2) BEFUT International Co., Limited, a company incorporated under the laws of the British Virgin Islands ("Befut BVI"), directly owns
          120,899,170 shares of the Company's common stock. Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of Common Stock owned by Befut BVI.

     (3) After giving effect to the Reverse Merger Transaction, Mr. Hongbo Cao will become President, Chief Executive Officer, Chairman of the Board of Directors of the Company. Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of

                                       8

          Common Stock owned by Befut BVI and, as a result, may be deemed to be the beneficial owner of the 120,899,170 shares of Common Stock owned by Befut BVI. In addition, Mr. Hongbo Cao is the indirect owner of 52,564,857 shares of the Company's Common Stock through his 43.48% ownership interest in Befut BVI.

     (4) Mr. Tingmin Li is the indirect owner of 52,564,857 shares of the Company's Common Stock through his 43.48% ownership interest in Befut BVI.

     (5) After giving effect to the Reveres Merger Transaction, Mr. Yining Xia will become a Director of the Company. Mr. Yining Xia is the indirect owner of 4,205,189 shares of the Company's Common Stock through his 3.48% ownership interest in Befut BVI.

     (6) After giving effect to the Reverse Merger Transaction, Ms. Mei Yu will become Chief Financial Officer, Treasurer and a Director of the Company.

     (7) After giving effect to the Reverse Merger Transaction, Mr. Haiyang Lu will become Secretary of the Company.

     (8) Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of Common Stock owned by Befut BVI and, as a result, may be deemed to be the beneficial owner of the 120,899,170 shares of Common Stock owned by Befut BVI. Also includes all shares of the Company's Common Stock owned indirectly by Mr. Hongbo Cao and Mr. Yining Xia through their respective ownership interests in Befut BVI. It does not include the shares of the Company's Common Stock held by Kevin R. Keating, the Company's current sole director and executive officer, who will resign effective upon the Change of Control.

     (9) Kevin R. Keating will resign as the President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and sole director of the Company as part of the Change of Control.

     (10) Timothy J. Keating, the son of Kevin R. Keating, our sole officer and director, serves as the Manager of KI Equity. As Manager of KI Equity, Timothy J. Keating has sole investment and voting control over the shares of the Company's Common Stock owned by KI Equity, and accordingly, he may be deemed beneficial owner thereof.

     Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

                             EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

     From inception to July 11, 2006 the Company's objective was to operate in the field of stem cell banking and regenerative medicine. However, on July 11, 2006, the Company's Board unanimously approved resolutions to abandon all plans to develop a stem cell banking facility and market that facility's services. Commencing on July 11, 2006, the Company shifted its focus to (i) the development and marketing of intellectual property relating to the Cryo-Chip, which was designed to provide an extensive line of stem cells for research and development, and (ii) the development and marketing of intellectual property relating to cryogenic storage tank modifications for increased storage capacity. Following KI Equity's purchase of a controlling interest in the Company on February 22, 2007, the Company commenced an investigation to determine whether to continue or to cease its then-present operations. The Company determined it to be in the best interests of the Company to permanently suspend its operations.

     The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company's business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company currently has no formal compensation program for its executive officers, directors or employees.

     The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

     Except as set forth in the summary compensation table below, during the fiscal years ended December 31, 2006, 2007 and 2008, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

     On February 27, 2007, Kevin R. Keating received 85,000 shares of the Company's common stock for services rendered to the Company valued at $17,000. Mr. Keating has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. Mr. Keating intends to devote very limited time to our affairs.

     At the Closing, Vero will receive $7,500 in consulting fees for services rendered to the Company. Kevin R. Keating owns and controls Vero and is also the sole officer and a director of the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company's employees. There are no stock options outstanding as of the date of this filing.

     There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Summary Compensation Table

     The following table summarizes the total compensation paid by the Company to those individuals who served as executive officers during all or a portion of the fiscal years ended December 31, 2008, 2007 and 2006.

                                                       Compensation Table
                                                       ------------------

          (a)            (b)       (c)         (d)        (e)          (f)        (g)          (h)            (i)        (j)
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Non-equity  Non-qualified
                                                                               Incentive     Deferred
                                                                                 Plan         Compen-      All Other   Total
                                                         Stock       Option     Compen-       sation        Compen-    Compen-
  Name and Principal                          Bonus      Awards      Awards     sation       Earnings       sation     sation
      Position           Year   Salary ($)     ($)        ($)          ($)        ($)           ($)           ($)        ($)
-------------------------------------------------------------------------------------------------------------------------------
Kevin R. Keating  (1)    2008   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2007   $       0     $   0     $ 17,000     $     0    $     0      $      0      $      0    $ 17,000
                         2006   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0

David R. Koos (2)        2008   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2007   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2006   $ 200,000     $   0     $      0     $     0    $     0      $      0      $      0    $200,000

Brian F. Pockett (3)     2008   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2007   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2006   $ 120,000     $   0     $      0     $     0    $     0      $      0      $      0    $120,000

Geoffrey O'Neill (4)     2008   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2007   $       0     $   0     $      0     $     0    $     0      $      0      $      0    $      0
                         2006   $ 120,000     $   0     $      0     $     0    $     0      $      0      $      0    $120,000



                                       10

     (1) Kevin R. Keating has served as President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and sole director of the Company since February 22, 2007. On February 27, 2007, Kevin R. Keating received 85,000 shares of the Company's common stock for services rendered to the Company valued at $17,000.

     (2) David R. Koos served as the Chief Executive Officer, Chief Financial Officer and Secretary of the Company until he resigned on February 22, 2007. Mr. Koos earned $200,000 in salary in 2006, of which $70,000 was paid in 2006 and $130,000 was earned and unpaid salary for which Mr. Koos was issued an aggregate of 3,301,025 shares of Common Stock on December 21, 2006 (the "December 2006 Shares"). On January 26, 2007, the December 2006 Shares were canceled.

     (3) Brian F. Pockett served as the Chief Operating Officer and Managing Director of the Company until he resigned on February 22, 2007. Mr. Pockett earned $120,000 in salary in 2006, of which $42,000 was paid in 2006 and $78,000 was earned and unpaid salary for which Mr. Pockett was issued an aggregate of 1,802,867 shares of Common Stock on December 21, 2006 (the "December 2006 Shares"). On January 26, 2007, the December 2006 Shares were canceled.

     (4) Geoffrey O'Neill served as the President of the Company until he resigned on February 22, 2007. Mr. O'Neill earned $120,000 in salary in 2006, of which $28,000 was paid in 2006 and $92,000 was earned and unpaid salary for which Mr. O'Neill was issued an aggregate of 2,336,108 shares of Common Stock on December 21, 2006 (the "December 2006 Shares"). On January 26, 2007, the December 2006 Shares were canceled.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received or written representations from reporting persons required to file reports under
Section 16(a), to the Company's knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended December 31, 2008 were complied with.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at.

                                    SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Frezer, Inc.


                                            By: /s/ Kevin R. Keating
                                                ------------------------
                                                Name:   Kevin R. Keating
                                                Title:  Chief Executive Officer

Dated:  March 2, 2009


                                       11